Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of June 30, 2022, the consolidated statement of comprehensive income for the six and three-month periods ended June 30, 2022, the consolidated statements of changes in equity and cash flows for the six months then ended and selected explanatory notes.

The balances and other information for the fiscal year 2021 and its interim periods are an integral part of the aforementioned financial statements and should be considered in connection with such financial statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

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Conclusion

On the basis of our review, nothing has come to our attention that makes us think that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)	the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)	the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations,

c)	we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)	as of June 30, 2022, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $ 370.3 millions, none of which was claimable at that date;

Autonomous City of Buenos Aires, August 11, 2022.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCRA	Central Bank of the Argentine Republic
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
CISA	Comercializadora e Inversora S.A. (former Pampa Comercializadora S.A.)
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CTB	Central Térmica Barragán S.A
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority of Electricity
EISA	Energía Inversora S.A.
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IEASA	Integración Energética Argentina S.A.
MLC	Foreign Exchange Market
MW	Megawatt
NIC/IAS	International Accounting Standards
NIIF/IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PB18	Pampa Bloque 18 S.A. (former Ecuador TLC S.A.)
PEB	Pampa Energía Bolivia S.A.
PEN	National Executive Branch
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the six and three-month periods ended June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2022	06.30.2021	06.30.2022	06.30.2021

Revenue	8	99,523	61,211	55,512	32,576
Cost of sales	9	(61,259)	(35,343)	(34,872)	(18,990)
Gross profit		38,264	25,868	20,640	13,586

Selling expenses	10.1	(3,358)	(1,083)	(1,438)	(541)
Administrative expenses	10.2	(7,326)	(4,043)	(3,797)	(2,027)
Exploration expenses	10.3	(15)	(44)	(7)	(37)
Other operating income	10.4	4,357	4,846	3,057	3,870
Other operating expenses	10.4	(2,632)	(3,831)	(964)	(781)
Impairment of property, plant and equipment, intangible assets and inventories		(4,384)	(172)	(4,375)	(172)
Impairment of financial assets		(519)	(196)	(392)	(93)
Share of profit from associates and joint ventures	5.2.2	6,861	3,101	4,179	875
Operating income		31,248	24,446	16,903	14,680

Financial income	10.5	450	337	204	172
Financial costs	10.5	(8,794)	(7,841)	(4,599)	(3,855)
Other financial results	10.5	(4,170)	2,931	(3,881)	4,992
Financial results, net		(12,514)	(4,573)	(8,276)	1,309
Profit before income tax		18,734	19,873	8,627	15,989
Income tax	10.6	(29)	(6,106)	(376)	(5,391)
Profit of the period from continuing operations		18,705	13,767	8,251	10,598
Loss of the period from discontinued operations	5.1	-	(7,129)	-	(7,654)
Profit of the period		18,705	6,638	8,251	2,944

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		42,435	15,155	27,064	4,899
Items that may be reclassified to profit or loss
Exchange differences on translation		8,051	3,665	3,650	2,500
Other comprehensive income of the period from continuing operations		50,486	18,820	30,714	7,399
Other comprehensive income of the period from discontinued operations	5.1	-	11,375	-	6,940
Other comprehensive income of the period		50,486	30,195	30,714	14,339
Total comprehensive income of the period		69,191	36,833	38,965	17,283

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2022	06.30.2021	06.30.2022	06.30.2021
Total income (loss) of the period attributable to:

Owners of the Company		18,469	9,773	8,165	6,621
Non - controlling interest		236	(3,135)	86	(3,677)
		18,705	6,638	8,251	2,944

Total income (loss) of the period attributable to owners of the Company:

Continuing operations		18,469	13,499	8,165	10,349
Discontinued operations		-	(3,726)	-	(3,728)
		18,469	9,773	8,165	6,621

Total comprehensive income (loss) of the period attributable to:

Owners of the Company		68,806	32,793	38,782	17,476
Non - controlling interest		385	4,040	183	(193)
		69,191	36,833	38,965	17,283

Total comprehensive income (loss) of the period attributable to owners of the Company:

Continuing operations		68,806	32,263	38,782	17,733
Discontinued operations		-	530	-	(257)
		68,806	32,793	38,782	17,476

Earnings (loss) per share attributable to equity holders of the Company during the period
Basic and diluted earnings per share from continuing operations	13.2	13.37	9.45
Basic and diluted loss per share from discontinued operations	13.2	-	(2.61)
Total basic and diluted earnings per share	13.2	13.37	6.84

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2022	12.31.2021
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	213,941	170,390
Intangible assets	11.2	5,732	3,956
Right-of-use assets		1,070	1,231
Deferred tax assets	11.3	26,073	8,675
Investments in associates and joint ventures	5.2.2	109,591	79,500
Financial assets at amortized cost	12.1	12,585	10,821
Financial assets at fair value through profit and loss	12.2	3,654	2,998
Other assets		69	61
Trade and other receivables	12.3	3,284	3,379
Total non-current assets		375,999	281,011

CURRENT ASSETS
Inventories	11.4	21,590	15,888
Financial assets at amortized cost	12.1	1,276	537
Financial assets at fair value through profit and loss	12.2	56,428	47,026
Derivative financial instruments		172	16
Trade and other receivables	12.3	59,654	40,892
Cash and cash equivalents	12.4	13,172	11,283
Total current assets		152,292	115,642
Assets classified as held for sale	5.1	1,544	-
Total assets		529,835	396,653

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION (Continuation)

As of June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2022	12.31.2021
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,380	1,382
Share capital adjustment		7,231	7,245
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(1,200)	(238)
Legal reserve		4,718	5,203
Voluntary reserve		99,274	54,528
Other reserves		(663)	(550)
Other comprehensive income		74,343	51,432
Retained earnings		45,895	44,454
Equity attributable to owners of the company		250,953	183,431
Non-controlling interest		968	609
Total equity		251,921	184,040

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures	5.2.2	424	386
Provisions	11.5	17,758	14,444
Income tax and minimum notional income tax provision	11.6	26,405	19,287
Defined benefit plans		3,210	2,419
Borrowings	12.5	175,046	139,630
Other liabilities	12.6	1,894	1,340
Total non-current liabilities		224,737	177,506

CURRENT LIABILITIES
Provisions	11.5	594	560
Income tax liabilities	11.6	10,256	2,098
Tax liabilities		4,499	2,314
Defined benefit plans		403	515
Salaries and social security payable		2,411	2,876
Derivative financial instruments		-	18
Borrowings	12.5	8,746	8,165
Trade and other payables	12.6	26,268	18,561
Total current liabilities		53,177	35,107
Total liabilities		277,914	212,613
Total liabilities and equity		529,835	396,653

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878
Legal and voluntary reserve constitution	-	-	-	-	-	-	1,500	(3,325)	-	-	1,825	-	-	-
Capital reduction	-	-	-	(57)	(297)	2,795	-	(2,441)	-	-	-	-	-	-
Stock compensation plans	-	2	-	-	(2)	25	-	-	83	-	-	108	-	108
Treasury shares acquisition	(57)	(297)	-	57	297	(3,209)	-	-	-	-	-	(3,209)	-	(3,209)
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(31,928)	(31,928)
Profit (loss) for the six-month period	-	-	-	-	-	-	-	-	-	-	9,773	9,773	(3,135)	6,638
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	-	12,816	10,204	23,020	7,175	30,195
Balance as of June 30, 2021	1,394	7,310	19,950	4	22	(624)	5,203	55,133	(676)	42,246	19,977	149,939	743	150,682

Capital reduction	-	-	-	(12)	(66)	683	-	(605)	-	-	-	-	-	-
Treasury shares acquisition	(12)	(65)	-	12	65	(297)	-	-	-	-	-	(297)	-	(297)
Stock compensation plans	-	-	-	-	-	-	-	-	126	-	-	126	-	126
Profit (Loss) for the complementary six-month period	-	-	-	-	-	-	-	-	-	-	17,324	17,324	(176)	17,148
Other comprehensive income for the complementary six-month period	-	-	-	-	-	-	-	-	-	9,186	7,153	16,339	42	16,381
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the six-month period ended June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Legal and voluntary reserve constitution	-	-	-	-	-	-	(485)	44,939	-	-	(44,454)	-	-	-
Capital reduction	-	-	-	(2)	(14)	209	-	(193)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(14)	-	2	14	(1,171)	-	-	-	-	-	(1,171)	-	(1,171)
Stock compensation plans	-	-	-	-	-	-	-	-	(113)	-	-	(113)	-	(113)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(26)	(26)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	18,469	18,469	236	18,705
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	-	22,911	27,426	50,337	149	50,486
Balance as of June 30, 2022	1,380	7,231	19,950	4	21	(1,200)	4,718	99,274	(663)	74,343	45,895	250,953	968	251,921

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2022	06.30.2021
Cash flows from operating activities:
Profit of the period from continuing operations		18,705	13,767
Adjustments to reconcile net profit to cash flows from operating activities:	14.1	23,759	17,315
Changes in operating assets and liabilities	14.2	(17,286)	(8,970)
Net cash generated by operating activities from discontinued operations	5.1	-	11,051
Net cash generated by operating activities		25,178	33,163
Cash flows from investing activities:
Payments for property, plant and equipment acquisitions		(19,645)	(6,551)
Payments for intangible assets acquisitions		(3,312)	(359)
Payment for public securities and shares, net		(6,969)	(2,720)
Recovery of investment funds, net		2,125	3,136
Payment for associates acquisition		(62)	(954)
Collection for equity interests in companies sales		2,842	4,786
Collections for property, plant and equipment and other assets sales		2,080	19
Dividends received		523	13
Collected loans, net		1,172	34
Net cash used in investing activities from discontinued operations	5.1	-	(7,300)
Net cash used in investing activities		(21,246)	(9,896)

Cash flows from financing activities:
Proceeds from borrowings	12.5	3,946	3,504
Payment of borrowings	12.5	(459)	(11,396)
Payment of borrowings interests	12.5	(6,257)	(7,340)
Payment for treasury shares acquisition		(1,171)	(3,209)
Payments of leases		(281)	(123)
Payments of dividends		(30)	-
Net cash used in financing activities from discontinued operations	5.1	-	(701)
Net cash used in financing activities		(4,252)	(19,265)

(Decrease) Increase in cash and cash equivalents		(320)	4,002

Cash and cash equivalents at the beginning of the year	12.4	11,283	11,900
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale		-	4,362
Exchange and conversion difference generated by cash and cash equivalents		2,209	239
Cash and cash equivalents at the end of the period reclasified to assets classified as held for sale		-	(8,557)
(Decrease) Increase in cash and cash equivalents		(320)	4,002
Cash and cash equivalents at the end of the period	12.4	13,172	11,946

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the six-month period ended June 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1   General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,970 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 361 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 9.5 million m3/day of natural gas and 5.1 thousand boe/day of oil in Argentina, during the six-month period ended June 30, 2022. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 91% and 100%.

Finally, through the holding and others segment, the Company participates in the transmission and oil and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,697 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,233 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires,besides shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day and a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 92 gas stations (see Note 5.1). Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 1: (Continuation)

1.2   Economic context

The Company operates in an economic context which main variables are experiencing volatility due to political and economic events both in the domestic and international spheres.

At the domestic level, in the first quarter of 2022 Argentina and the International Monetary Fund reached an agreement defining tax and monetary goals for the country and agreeing on the refinancing of debt maturities. However, monthly inflation levels have remained high, reaching a cumulative 36.2% (IPC) for the first six months of 2022 and a 21.9% depreciation of the peso against the U.S. dollar for the same period according to the BNA (Banco de la Nación Argentina, a national bank) exchange rate. Furthermore, exchange restrictions have remained in force and even tightened (see Note 2.4), continuing to affect the foreign currency value.

At the international level, Russia’s invasion to Ukraine in early 2022 entailed an important global destabilization factor, which mainly resulted in lower growth expectations and increased inflation due to increased prices of food and energy (mainly oil and natural gas).

The increase in international energy prices may adversely affect Argentina’s fiscal balance. In this respect, it is worth highlighting that the Argentine Government, aiming to substitute fuel imports and strengthen the domestic supply, has promoted a project of the construction of the Néstor Kirchner Gas Pipeline, which would allow for increasing transportation capacity by 24 million cubic meters of gas per day through the installation and mounting of a total 1,020 km pipeline, in two stages: the first one, providing for the construction of 553 kilometers to supply the Buenos Aires metropolitan area, and the second, for the construction of 467 additional kilometers to supply large urban centers in central and northern Argentina with unconventional gas generated in the Vaca Muerta block, in the Province of Neuquén. In 2022, ENARSA launched a national and international bidding process for the construction of the pipeline’s first stage, with an estimated US$ 1,500 million cost to be financed with national treasury funds and the wealthiest segment’s solidarity contribution. As of the issuance of these Consolidated Condensed Interim Financial Statements, the different tranches making up the first stage of the gas pipeline have been awarded to the companies that will be in charge of their construction.

Regarding the energy industry, the sustained inflation increase and increased political-economic uncertainty have affected the electricity distribution company’s payment chain, added to deferrals in the National Treasury contributions, as a result of which CAMMESA has recorded a growing delay in payment terms, of approximately 100 days, to generators and hydrocarbon producers. Moreover, on June 16, 2022, PEN Executive Order No. 332/22 established a subsidies segmentation system for electricity and natural gas utility residential customers. Under it, the Argentine Government, which currently covers an average of 70% of the cost of energy, has launched an initiative to reach fairer and more reasonable tariffs with a subsidies reduction and distribution scheme based on each household’s economic capacity, providing that the highest-income segment should verify a gradual subsidies’ reduction until fully covering the cost of energy by the end of 2022.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 1: (Continuación)

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1	Remuneration scheme for the spot market

On April 21, 2022, SE Resolution No. 238/22 was published in the BO. This resolution provided a 30% increase in spot generation remuneration values from the February 2022 economic transaction, and an additional 10% increase from the June 2022 economic transaction, which involves a cumulative 43% increase from June 2022. It also abrogated the application of the utilization factor; therefore, 100% of the power capacity remuneration will be settled.

Lastly, it canceled, effective from the February 2022 economic transaction, the transitory additional remuneration set by SE Resolution No. 1037/21 and instrumented through Note No. NO-2021-108163338-APN-SE#MEC.

2.1.2	Seasonal Programming

On April 18, 2022, through Resolutions No. 235/22 and 236/22, the SE convened public hearings to address the segmentation of energy and natural gas prices subsidies by the Federal Government for the 2022-2023 biennium and the seasonal prices for energy applicable from June 1, 2022, respectively.The public hearings were held virtually on May 12 and 11, 2022, respectively. On May 28, 2022, SE Resolution No. 405/22 was published, which provided for 36.6% and 26.1% increases in the seasonal prices for energy applicable to the general non-residential demand and Wholesale Electricity Market’s (“WEM”) residential demand, respectively, applicable from June 1, 2022, and maintained the power capacity reference price for these user categories. Regarding Tierra del Fuego’s WEM system, there was a 31.3% increase in energy reference prices for Large Distribution Company Users (“GUDI”) ≥ 300 kW (except for crypto) and for the distributor’s general demand applicable between June 1 and October 31, 2022.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Furthermore, on April 29, 2022, Resolution SE No. 305/22 was published, approving the seasonal winter programming (May 2022 - October 2022) that eliminated subsidies to the energy and power availability reference prices for GUDI, maintained power and energy reference prices for public health and educational entities, general and residential demand, maintained the stabilized price of transportation approved by Resolution SE No. 105/22 and approved new power and energy reference unsubsidized prices.

2.1.3	SE Resolution No. 370/22 - Distribution’s Term Market from Renewable Energy Sources (“MATER”)

Resolution No. 370/22 was passed on May 16, 2022, which modified the MATER system allowing for the sale of renewable energy under this system to meet the GUDI and distribution utility company’s demand.

Under the approved sales guidelines, distributors would execute contracts under conditions to be freely agreed by the parties. The contracts’ execution will not imply the exclusion from the joint purchases mechanism for GUDIs qualified as authorized large users. The total energy volume under contracts may not exceed each distribution company’s GUDI segment demand reported to CAMMESA. Billings will be made directly by the generation to the distribution company.

2.2	Oil and Gas

2.2.1	Natural gas for the residential segment and CNG

On April 18, 2022, through Resolution No. 237/22, the SE convened a public hearing to address natural gas prices at the Transportation System Entry Point ("PIST") applicable from June 1, 2022.

The public hearing was held virtually on May 10, 2022. Moreover, SE Resolution No. 403/22 passed on May 27, 2022 provided for the update of new PIST natural gas prices under the existing contracts executed according to the natural gas production promotion scheme (“GasAr Plan”), resulting in a reduction of the subsidy payable by the Federal Government. This modification does not impact the final price collectible by the Company.

2.2.2. Currency access for incremental oil and natural gas production systems and regional and national supplier’s employment, labor and development promotion system

On May 28, 2022, PEN Executive Order No. 277/22 was published, which established currency access systems for the incremental production of oil (“RADPIP”) and natural gas (“RADPIGN”), as well as the regional and national supplier’s employment, labor and development promotion system (“RPEPNIH”). This executive order mainly provided for eased access to the MLC for beneficiaries increasing their gas and/or oil production.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Beneficiaries must meet the following requirements to access the RADPIP and the RADPIGN: (i) be registered with the SE’s oil companies registry; (ii) accede to the system; (iii) attain an incremental oil production or natural gas incremental injection levels; (iv) comply with the RPEPNIH; and (v) be an awardee and fulfill the obligations provided under the Gas.Ar Plan (exclusively for the RADPIGN).

Beneficiaries under these systems may access the MLC to make principal and interest payments of commercial or financial liabilities abroad, including liabilities with non-resident affiliates, and to pay earnings and dividends for closed and audited balance sheets and/or the repatriation of direct investments by non-residents. This benefit may be transmitted to direct suppliers. Moreover, access to the MLC under this system will not be subject to BCRA’s prior authorization requirement in case exchange regulations so require.

Currency access benefits for acceding the RADPIP and/or RADPIGN will be taken into consideration and timely discounted.

Regarding the RPEPNIH, supplier development plans guaranteeing regional and national integration will be controlled. Moreover, a hiring scheme is contemplated granting preferences to regional and national goods and/or services suppliers.

As of the date of presentation of these Consolidated Condensed Interim Financial Statements, PEN Executive Order No. 277/22 has not been regulated by the SE or the BCRA and, consequently, has had no impact on the Company.

2.3	Transmission

Transener and Transba’s tariff situation

On February 25, 2022, the ENRE issued Resolutions No. 68/22 and 69/22 approving the new hourly remuneration effective from February 1, 2022 and establishing a 25% and 23% increase compared to the remuneration effective from August 2019 for Transener and Transba, respectively. Considering the difference between the financial economic projections presented and the values finally approved by the ENRE, the Company has submitted a motion to review the file and a preliminary challenge. Moreover, on March 15, 2022, the corresponding Motions for Reconsideration against Resolutions No. 68/22 and 69/22 were filed. The ENRE through Resolutions No. 147/22 and 148/22, communicated on May 10, 2022, partially granted the Motions for Reconsideration filed by Transener and Transba, respectively, establishing a 67% and 69% increase, effective from February 1, 2022, in comparison to the remuneration in force as of August 2019 for each company.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4	Regulations on access to the MLC

The main regulations on MLC inflows and outflows issued by the BCRA in the six-month period ended June 30, 2022 are summarized below:

The need for BCRA’s prior authorization to access the MLC was extended until December 31, 2022 inclusive in the following cases: (i) the cancellation of principal of foreign financial debts with foreign affiliates, and (ii) payments for the import of certain goods, unless certain conditions are met, such as the presentation of an affidavit by the customer declaring that the total amount of payments associated with the goods imports transacted through the MLC does not exceed US$ 250 thousand; or in the case of a deferred payment for the import of goods for transactions shipped from July 1, 2020, or which, having been previously shipped, had not arrived in the country before that date; or a sight payment or payment of commercial debts without a customs entry registration for the import of supplies to manufacture goods in the country.

Furthermore, the BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until December 31, 2022, maintaining the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

Moreover, in early March 2022, BCRA’s intervention was incorporated into the Integrated Imports Monitoring System (SIMI). Under it, the BCRA can assign categories different from the SIMI affidavits for imports when the conditions outlined in the applicable regulations are verified, which defines the minimum terms to access the MLC to pay such imports. Besides, from the issuance of Communication “A” 7532, the BCRA introduced changes, effective until September 30, 2022, regarding access to the MLC to pay goods imports under the categories declared in the SIMI. Furthermore, under the supplementary provisions applicable to MLC access for the payment of goods imports, it establishes that, until September 30, 2022, in addition to the requirements specified in each case, entities should submit an affidavit by the customer declaring that when adding the total amount of payment being requested to the total payments made as from January 1, 2022, and not corresponding to the transactions outlined in item 2.2. of this Communication, an amount equivalent to the lower of US$ 250 thousand and a pro rata portion of the SIMI-Category A annual limit stipulated in item 10.14.1. accrued until the current month (inclusive) may not be exceeded. Lastly, it incorporates an additional provision regarding requirements to access the MLC to pay for services hired by non-residents.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 2: (Continuation)

Additionally, on July 21, 2022, the BCRA issued Communication “A” 7552, which introduced the following modifications to foreign exchange regulations: (i) it included the holding of Argentine certificates of deposit (“CEDEARs”) within the US$ 100,000 availability limit allowed to access the MLC and provided that, until August 19, 2022 (inclusive), entities may exceed such limit considering the holding of CEDEARs acquired until July 21, 2022; (ii) it provided for the presentation of an affidavit declaring that, on the date of access to the MLC and in the previous 90 calendar days, no domestic sales of securities to be settled in foreign currency, exchanges of securities issued by foreign active residents, transfers of securities to foreign depositary entities, local acquisitions of securities issued by non-residents and settled in pesos, acquisitions of CEDEARs representing foreign shares (from July 22, 2022), acquisitions of private debt securities issued in a foreign jurisdiction, or deliveries of funds in domestic currency or other domestic assets (except for foreign-currency funds deposited with local financial entities) to any natural or legal, resident or non-resident person, and whether or not affiliated, receiving as prior or subsequent consideration, whether directly or indirectly, on its own or through any affiliate, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad and, lastly, the commitment not to perform any of the detailed transactions for 90 calendar days following the request for access to the MLC should be evidenced.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2022 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on August 11, 2022.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss. These financial statements do not include all the information that would be required for complete annual financial statements and, therefore, they should be read together with the annual financial statements as of December 31, 2021, which have been prepared under IFRS.

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2022 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the six-month period ended June 30, 2022, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 3: (Continuation)

Comparative information

The information as of December 31, 2021 and for the six and three-month periods ended June 30, 2021, disclosed for comparative purposes arises from the consolidated financial statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those financial statements´ figures to keep the consistency in the presentation with the figures of the current period.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2021.

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2022 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2022:

-	IFRS 3 “Business combination” (amended in May 2020).
-	Annual Improvements to IFRS Standards - 2018-2020 cycle (issued in May 2020).
-	IAS 16 “Property, Plant and Equipment” (amended in May 2020).
-	IAS 37 “Provisions, contingent liabilities and contingent assets” (amended in May 2020).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Sale of equity interests

5.1.1	Sale of controlling stake in Edenor

The results for the six-month period ended June 30, 2021 associated with Edenor’s operations, prior to Edenor’s control transfer, dated June 30, 2021, have been disclosed within "Discontinued operations" in the Consolidated Condensed Interim Statement of Comprehensive Income.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

Distribution of energy
06.30.2021
Revenue	47,148
Cost of sales	(38,054)
Gross profit	9,094

Selling expenses	(3,482)
Administrative expenses	(2,532)
Other operating income	2,053
Other operating expenses	(1,672)
Reversal of property, plant and equipment impairment	1,572
Impairment of financial assets	(1,057)
Operating income	3,976

Gain on monetary position, net	11,474
Financial imcome	22
Financial costs	(10,194)
Other financial results	784
Financial results, net	2,086
Profit before income tax	6,062
Income tax	(13,191)
Loss of the period from discontinued operations	(7,129)

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation	8,484
Items that may be reclassified to profit or loss
Exchange differences on translation	2,891
Other comprehensive income of the period from discontinued operations	11,375
Total comprehensive income of the period from discontinued operations	4,246

Loss of the period from discontinued operations attributable to:
Owners of the company	(3,726)
Non - controlling interest	(3,403)
(7,129)

Total comprehensive income of the period from discontinued operations attributable to:
Owners of the company	530
Non - controlling interest	3,716
4,246

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of June 30, 2021 is presented below:

Distribution of energy
06.30.2021

Net cash generated by operating activities	11,051
Net cash used in investing activities	(7,300)
Net cash used in financing activities	(701)
Increase in cash and cash equivalents from discontinued operations	3,050

Cash and cash equivalents at the beginning of the year	4,362
Effect of devaluation and inflation on cash and cash equivalents	1,145
Increase in cash and cash equivalents	3,050
Cash and cash equivalents at the end of the period	8,557

5.1.2	Asset available for sale – Interest in Refinor

The Company accepted an offer for the sale of its Class A shares representing 28.5% of Refinor’s capital stock and voting rights, which closing is subject to the fulfillment of certain precedent conditions, and which interest has been classified as assets held for sale under IFRS 5.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2	Interest in subsidiaries, associates and joint ventures
5.2.1	Subsidiaries information

			06.30.2022	12.31.2021
Company	Country (1)	Main activity	Direct and indirect participation %	Direct and indirect participation %
Generación Argentina S.A.U.	Argentina	Generation	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
CISA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Pampa Ecuador Inc	Ecuador	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod (2)	Venezuela	Oil	-	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%

(1)	The country of the registered office is also the principal place where the subsidiary develops its activities.
(2)	Interest assigned under the assignment of the indirect interest in the capital stock of mixed companies in Venezuela. See Note 5.3.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
Associates
Refinor (1)	Refinery	03.31.2022	92	12	7,969	28.50%
OCP	Investment	06.30.2022	12,580	(529)	11,753	30.06%
TGS (2)	Gas transportation	06.30.2022	753	14,937	179,290	3.764%

Joint ventures
CIESA (2)	Investment	06.30.2022	639	7,595	91,516	50.00%
Citelec (3)	Investment	06.30.2022	556	837	29,434	50.00%
CTB	Generation	06.30.2022	8,558	7,314	65,219	50.00%
Greenwind	Generation	06.30.2022	5	80	(1,143)	50.00%

(1)	See Note 5.1.2.
(2)	The Company holds a 3.764% direct and indirect interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, the Company has an additional indirect participation of 25.50% in TGS.

As of June 30, 2022 the quotation of TGS´s ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 260.5 and U$S 5.14 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 60,566 million.

(3)	Through a 50% interest, the company jointly controls Citelec, company that controls Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	06.30.2022	12.31.2021
Disclosed in non-current assets
Associates
Refinor (1)	-	2,306
OCP	1,799	2,479
TGS	7,971	5,373
Other	1	1
Total associates	9,771	10,159
Joint ventures
CIESA	52,494	35,520
Citelec	14,717	10,491
CTB	32,609	23,330
Total joint ventures	99,820	69,341
Total associates and joint ventures	109,591	79,500
Disclosed in non-current liabilities
Joint ventures
Greenwind (2)	(424)	(386)
Total joint ventures	(424)	(386)

(1)	See Note 5.1.2.
(2)	It receives financial assistance from the partners.

The following table shows the breakdown of the result from investments in associates and joint ventures:

	06.30.2022	06.30.2021
Associates
Refinor	(1,328)	17
OCP	(157)	67
TGS	561	243
Total associates	(924)	327

Joint ventures
CIESA	3,672	1,887
Citelec	419	(360)
CTB	3,657	1,469
Greenwind	37	(222)
Total joint ventures	7,785	2,774
Total associates and joint ventures	6,861	3,101

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	06.30.2022	06.30.2021
At the beginning of the year	79,114	46,068
Dividends reversal	-	1,645
Dividends	(854)	(1,025)
Increases	62	954
Reclassified to assets classified as held for sale (1)	(1,544)	-
Share of profit	8,103	3,101
Impairment (1)	(1,242)	-
Exchange differences on translation	25,528	10,385
At the end of the period	109,167	61,128

(1)	During April 2022, the Company received an offer to sell its 28.5% minority equity stake in Refinor, with a price below its book value. The Management of the Company has assessed the probability of occurrence of this transaction and, on behalf of this, as of March 31, 2022, has recognized a pre-tax impairment loss of $ 1,242 million (US$ 11 million), which is disclosed under "Share of profit from associates and joint ventures", before its classification as assets held for sale in the Statement of Financial Position under IFRS 5.
5.2.3	Investment in CTB

Syndicated loan

Regarding the syndicated loan granted to CTB on June 25, 2019 to partially finance the obligations undertaken under the award and execution of the closing to combined cycle works, on March 25, 2022 CTB and lenders Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. e Industrial, and Commercial Bank of China (Argentina) S.A. executed a new amendment to the agreement modifying the loan repayment scheme in its variable interest rate tranche, with a new maturity on October 1, 2022, and changing the reference rate from LIBOR to SOFR.

During the six-month period ended June 30, 2022, CTB has repaid at maturity the amount of US$ 66,4 million of the syndicated loan. Post-closing, CTB has repaid US$ 4 million at maturity.

Issuance of Series 6 and 7 CBs

On May 16, 2022, CTB issued: (i) Class 6 CBs for a total amount of US$ 25 million at a fixed annual 0% rate maturing on May 16, 2025; and (ii) Class 7 CBs for a total amount of $ 1,754 million accruing interest at a variable BADLAR rate plus an annual 2.98% spread and maturing on November 16, 2023. Class 6 and Class 7 CBs are secured by a personal guarantee subject to a precedent and subsequent condition granted by YPF and Pampa.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Closing to combined cycle project

CTB is moving forward with the execution of the works to increase its installed capacity from 567 MW to 847 MW.

Given the problems in the normal execution of the project affecting the works’ terms and costs, on July 1, 2022, CTB and the Joint Venture made up by SACDE and Techint Compañía Técnica Internacional S.A.C.E I., entered into a new addendum to the construction agreement, stipulating: (i) a new work schedule establishing November 6, 2022 as the new combined cycle’s commissioning date; (ii) that CTB will recognize to the Joint Venture a US$8 million compensation on account of term and cost variations; and (iii) a new penalties and bonuses scheme, mainly associated with the stipulated commissioning date.

As a result of the modification of the combined cycle’s commissioning schedule, CTB has updated, as of June 30, 2022, its recoverable amount estimates as of December 31, 2021, and no impairment losses have been recorded as a result of the performed recoverability assessment.

5.3	Oil and gas participations

Río Atuel

On April 6, 2022, Phoenix Global Resources, Petrolera El Trébol's controlling company, and the Company, through a note to the Department of Hydrocarbons of the Province of Mendoza, requested the granting of an Evaluation Area. On July 15, 2022, in response to the request made by the enforcement authority, the block’s work plan associated with the grant of an evaluation lot until August 2023 was submitted.

Investment plan readjustment at the Sierra Chata block

On June 29, 2022, Provincial Executive Order No. 1,262/22 was published, which approved the new investment schedule for the Sierra Chata block’s Hydrocarbon Unconventional Exploitation Concession (CENCH). Under it, the consortium made up by the Company and Mobil Argentina S.A. undertakes to execute 14 horizontal wells targeting the Vaca Muerta formation by July 26, 2023. The Company has a 45.55% interest in this CENCH, whereas Mobil Argentina S.A. holds the remaining 54.45% stake.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2021.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.1.1 Impairment in the value of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances which may indicate that its non-financial assets’ book value may not be recoverable.

As of June 30, 2022, due to Company’s strategic reasons and aiming to focus its investments in the development and exploitation of its unconventional gas reserves, and also in line with the Rincón del Mangrullo block’s Joint Venture members’ strategy, future drilling and workover activities were rescheduled for the next few years, which involves a 2.7 MMBoe recategorization of reserves to contingent resources. Therefore, and considering a 12.4% after-tax discount rate, the Company has updated, as of June 30, 2022, its recoverable amount estimates as of December 31, 2021. The recoverability assessment for this CGU resulted in the recognition of impairment losses for $ 3,682 million (US$ 29.4 million).

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía II and III wind farms.

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

Electricity Distribution, consisting of the Company’s direct interest in Edenor until its disposal. As of June 30, 2021, the Company has classified the results corresponding to the divestment mentioned in Note 5.1 as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	331	247	284	12	-	874	99,523
Intersegment revenue	-	55	-	-	(55)	-	-
Cost of sales	(184)	(163)	(250)	-	54	(543)	(61,259)
Gross profit	147	139	34	12	(1)	331	38,264

Selling expenses	(1)	(21)	(8)	-	-	(30)	(3,358)
Administrative expenses	(19)	(28)	(2)	(14)	-	(63)	(7,326)
Exploration expenses	-	-	-	-	-	-	(15)
Other operating income	7	24	-	5	-	36	4,357
Other operating expenses	(2)	(16)	(1)	(4)	-	(23)	(2,632)
Impairment of property, plant and equipment, intangible assets and inventories	-	(29)	-	(6)	-	(35)	(4,384)
Impairment of financial assets	-	(1)	-	(3)	-	(4)	(519)
Share of profit from associates and joint ventures	34	-	-	23	-	57	6,861
Operating income	166	68	23	13	(1)	269	31,248

Financial income	1	1	-	6	(3)	5	450
Financial costs	(27)	(43)	(1)	(10)	3	(78)	(8,794)
Other financial results	(42)	(5)	-	12	-	(35)	(4,170)
Financial results, net	(68)	(47)	(1)	8	-	(108)	(12,514)
Profit (loss) before income tax	98	21	22	21	(1)	161	18,734

Income tax	(17)	27	(3)	(1)	-	6	(29)
Profit (loss) of the period	81	48	19	20	(1)	167	18,705

Depreciation and amortization	43	61	2	-	-	106	11,910

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	79	48	19	20	(1)	165	18,469
Non - controlling interest	2	-	-	-	-	2	236

Consolidated financial position information as of June 30, 2022
Assets	2,002	1,059	205	1,138	(172)	4,232	529,835
Liabilities	664	1,238	151	337	(171)	2,219	277,914

Net book values of property, plant and equipment	957	697	22	32	-	1,708	213,941

Additional consolidated information as of June 30, 2022
Increases in property, plant and equipment and intangible assets	30	148	2	31	-	211	24,002

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the six-month period ended june 30, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	328	-	126	202	11	-	667	61,211
Intersegment revenue	-	-	60	-	-	(60)	-	-
Cost of sales	(171)	-	(115)	(160)	-	60	(386)	(35,343)
Gross profit	157	-	71	42	11	-	281	25,868

Selling expenses	(1)	-	(5)	(6)	-	-	(12)	(1,083)
Administrative expenses	(13)	-	(20)	(2)	(9)	-	(44)	(4,043)
Exploration expenses	-	-	-	-	-	-	-	(44)
Other operating income	26	-	23	-	1	-	50	4,846
Other operating expenses	(2)	-	(20)	(2)	(18)	-	(42)	(3,831)
Impairment of intangible assets	(2)	-	-	-	-	-	(2)	(172)
Impairment of financial assets	-	-	(1)	-	(1)	-	(2)	(196)
Share of profit from joint ventures and associates	14	-	-	-	20	-	34	3,101
Operating income	179	-	48	32	4	-	263	24,446

Financial income	1	-	2	-	-	-	3	337
Financial costs	(22)	-	(62)	(1)	(1)	-	(86)	(7,841)
Other financial results	13	-	(3)	(3)	22	-	29	2,931
Financial results, net	(8)	-	(63)	(4)	21	-	(54)	(4,573)
Profit (loss) before income tax	171	-	(15)	28	25	-	209	19,873

Income tax	(55)	-	10	(10)	(9)	-	(64)	(6,106)
Profit (loss) of the period from continuing operations	116	-	(5)	18	16	-	145	13,767
Loss of the period from discontinued operations	-	(75)	-	-	-	-	(75)	(7,129)
Profit (loss) of the period	116	(75)	(5)	18	16	-	70	6,638

Depreciation and amortization	43	-	46	2	-	-	91	8,324

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the six-month period ended june 30, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	113	(39)	(5)	18	16	-	103	9,773
Non - controlling interest	3	(36)	-	-	-	-	(33)	(3,135)

Consolidated financial position information as of December 31, 2021
Assets	1,670	-	1,157	176	1,067	(209)	3,861	396,653
Liabilities	525	-	1,324	166	264	(209)	2,070	212,613

Net book values of property, plant and equipment	969	-	636	22	32	-	1,659	170,390

Additional consolidated information as of june 30, 2021
Increases in property, plant and equipment, intangible assets and right-of-use assets	4	-	84	4	5	-	97	8,887

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	06.30.2022	06.30.2021

Energy sales in Spot Market	12,287	7,243
Energy sales by supply contracts	19,416	17,519
Fuel supply	5,569	5,128
Other sales	351	234
Generation sales subtotal	37,623	30,124

Oil, gas and liquid sales	27,475	11,248
Other sales	690	378
Oil and gas sales subtotal	28,165	11,626

Petrochemicals products sales	32,310	18,442
Petrochemicals sales subtotal	32,310	18,442

Technical assistance and administration services sales	1,404	1,001
Other sales	21	18
Holding and others subtotal	1,425	1,019
Total revenue	99,523	61,211

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	06.30.2022	06.30.2021
Inventories at the beginning of the year	15,888	9,766

Plus: Charges of the period
Purchases of inventories, energy and gas	27,918	17,039
Salaries and social security charges	4,415	2,356
Employees benefits	802	492
Accrual of defined benefit plans	320	214
Works contracts, fees and compensation for services	4,077	2,358
Property, plant and equipment depreciation	11,256	7,942
Intangible assets amortization	26	46
Right-of-use assets amortization	325	101
Energy transportation	421	265
Transportation and freights	1,668	963
Consumption of materials	1,578	892
Penalties	20	59
Maintenance	3,750	2,337
Canons and royalties	4,798	2,552
Environmental control	243	155
Rental and insurance	1,737	1,130
Surveillance and security	202	106
Taxes, rates and contributions	260	171
Other	174	124
Subtotal	63,990	39,302

Exchange differences on translation	2,971	1,169

Less: Inventories at the end of the period	(21,590)	(14,894)
Total cost of sales	61,259	35,343

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	06.30.2022	06.30.2021
Salaries and social security charges	247	129
Employees benefits	23	11
Fees and compensation for services	223	141
Compensation agreements	-	49
Property, plant and equipment depreciation	2	2
Taxes, rates and contributions	700	443
Transportation and freights	2,090	280
Other	73	28
Total selling expenses	3,358	1,083

10.2 Administrative expenses

	06.30.2022	06.30.2021
Salaries and social security charges	2,777	1,275
Employees benefits	361	185
Accrual of defined benefit plans	560	346
Fees and compensation for services	1,865	1,240
Compensation agreements	547	157
Directors' and Syndicates' fees	344	280
Property, plant and equipment depreciation	301	233
Consumption of materials	14	15
Maintenance	122	53
Transport and per diem	70	18
Rental and insurance	25	33
Surveillance and security	50	16
Taxes, rates and contributions	127	71
Communications	66	49
Other	97	72
Total administrative expenses	7,326	4,043

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.3 Exploration expenses

	06.30.2022	06.30.2021
Geological and geophysical expenses	15	12
Decrease in unproductive wells	-	32
Total exploration expenses	15	44

10.4 Other operating income and expenses

	06.30.2022	06.30.2021
Other operating income
Insurance recovery	15	41
Services to third parties	88	74
Profit from property, plant and equipment sale	23	70
Dividends received	-	13
Result from other assets sale	252	-
Contingency recovery	10	1,197
Tax charges recovery	23	-
Commercial interests	895	1,329
Argentine Natural Gas Production Promotion Plan	2,849	1,856
Other	202	266
Total other operating income	4,357	4,846

Other operating expenses
Provision for contingencies	(131)	(1,373)
Provision for environmental remediation	-	(1,317)
Tax credits´ impairment	(11)	-
Tax on bank transactions	(666)	(475)
Donations and contributions	(137)	(79)
Institutional promotion	(167)	(119)
Readjustment of investment plan (1)	(1,011)	-
Royalties of Argentine Natural Gas Production Promotion Plan	(412)	(279)
Other	(97)	(189)
Total other operating expenses	(2,632)	(3,831)

(1)	Corresponding to the investment plan’s readjustment bond at the Sierra Chata block (see Note 5.3).

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	06.30.2022	06.30.2021
Financial income
Financial interest	37	21
Other interest	413	316
Total financial income	450	337

Financial costs
Financial interest (1)	(6,955)	(7,165)
Commercial interests	(33)	(17)
Fiscal interests	(1,339)	(212)
Other interests	(170)	(145)
Bank and other financial expenses	(297)	(302)
Total financial costs	(8,794)	(7,841)

Other financial results
Foreign currency exchange difference, net	1,353	1,189
Changes in the fair value of financial instruments	(4,762)	1,571
(Loss) Profit from present value measurement	(767)	176
Other financial results	6	(5)
Total other financial results	(4,170)	2,931

Total financial results, net	(12,514)	(4,573)

(1)	Net of $ 123 million capitalized in property, plant and equipment for the six-month period ended June 30, 2022. There are no finance costs capitalized for the six-month period ended June 30, 2021.

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	06.30.2022	06.30.2021
Current tax	16,091	53
Deferred tax	(13,948)	6,035
Difference in the estimate of previous fiscal year income tax and the income tax statement	(2,114)	18
Total income tax - loss	29	6,106

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	06.30.2022	06.30.2021
Profit before income tax	18,734	19,873
Current income tax rate	35%	35%
Income tax at the statutary tax rate	6,557	6,956
Share of profit from companies	(2,333)	(1,073)
Non-taxable results	(103)	-
Effects of exchange differences and other results associated with the valuation of the currency, net	8,752	4,343
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(27,350)	(11,564)
Effect of change in tax rate	-	(547)
Effect for tax inflation adjustment	16,455	7,760
Difference in the estimate of previous fiscal year income tax and the income tax statement	(2,366)	83
Non-deductible cost	412	147
Other	5	1
Total income tax - loss	29	6,106

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS ANF LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases	Transfers	Decreases	Impairment	Traslation effect	At the end

Lands	1,352	-	-	-	-	297	1,649
Buildings	14,365	-	42	-	-	3,151	17,558
Equipment and machinery	149,670	510	3,425	-	-	33,315	186,920
Wells	89,091	184	8,616	-	(3,494)	20,176	114,573
Mining property	25,960	-	-	-	(8,975)	5,689	22,674
Vehicles	566	48	1	(14)	-	131	732
Furniture and fixtures and software equipment	5,778	102	27	(3)	-	1,276	7,180
Communication equipments	128	-	-	-	-	28	156
Materials, spare parts and tools	3,008	1,435	(1,524)	-	-	926	3,845
Petrochemical industrial complex	2,374	11	309	-	-	533	3,227
Work in progress	13,625	16,432	(9,178)	(6)	-	3,449	24,322
Advances to suppliers	5,514	1,968	(1,718)	-	-	1,335	7,099
Other goods	257	-	-	-	-	56	313
Total at 06.30.2022	311,688	20,690	-	(23)	(12,469)	70,362	390,248
Total at 06.30.2021	234,426	7,824	-	(64)	-	32,559	274,745

Net of $ 123 million capitalized in property, plant and equipment for the six-month period ended June 30, 2022. There are no capitalized financial costs for the six-month period ended June 30, 2021.

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	For the period	Impairment	Traslation effect	At the end	At the end	At 12.31.2021

Lands	-	-	-	-	-	-	1,649	1,352
Buildings	(6,978)	-	(407)	-	(1,575)	(8,960)	8,598	7,387
Equipment and machinery	(55,015)	-	(5,843)	-	(12,730)	(73,588)	113,332	94,655
Wells	(54,632)	-	(4,172)	2,522	(12,417)	(68,699)	45,874	34,459
Mining property	(17,892)	-	(652)	6,265	(3,994)	(16,273)	6,401	8,068
Vehicles	(468)	14	(33)	-	(104)	(591)	141	98
Furniture and fixtures and software equipment	(4,879)	4	(216)	-	(1,093)	(6,184)	996	899
Communication equipments	(87)	-	(7)	-	(20)	(114)	42	41
Materials, spare parts and tools	(129)	-	(11)	-	(30)	(170)	3,675	2,879
Petrochemical industrial complex	(1,112)	-	(212)	-	(267)	(1,591)	1,636	1,262
Work in progress	-	-	-	-	-	-	24,322	13,625
Advances to suppliers	-	-	-	-	-	-	7,099	5,514
Other goods	(106)	-	(6)	-	(25)	(137)	176	151
Total at 06.30.2022	(141,298)	18	(11,559)	8,787	(32,255)	(176,307)	213,941
Total at 06.30.2021	(98,981)	31	(8,177)	-	(13,979)	(121,106)	153,639
Total at 12.31.2021								170,390

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increase	Decrease	Impairment	Traslate Effect
						At the end

Concession agreements	258	-	-	-	56	314
Goodwill	3,555	-	-	-	779	4,334
Intangible identified in acquisitions of companies	717	-	-	-	157	874
Other	-	3,312	(1,808)	(695)	128	937
Total at 06.30.2022	4,530	3,312	(1,808)	(695)	1,120	6,459
Total at 06.30.2021	5,107	359	-	(1,589)	709	4,586

	Amortization
Type of good	At the beginning	Impairment		Traslate Effect
			For the period		At the end

Concession agreements	(234)	-	(4)	(51)	(289)
Intangible identified in acquisitions of companies	(340)	-	(22)	(76)	(438)
Total at 06.30.2022	(574)	-	(26)	(127)	(727)
Total at 06.30.2021	(1,652)	1,417	(46)	(230)	(511)

	Net book values
Type of good	At the end	At 12.31.2021

Concession agreements	25	24
Goodwill	4,334	3,555
Intangible identified in acquisitions of companies	436	377
Other	937	-
Total at 06.30.2022	5,732
Total at 06.30.2021	4,075
Total at 12.31.2021		3,956

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2022	12.31.2021
Tax loss carryforwards	3,423	1,307
Property, plant and equipment	21,042	8,299
Intangible assets	3	4
Financial assets at fair value through profit and loss	1,554	284
Trade and other receivables	442	471
Provisions	6,975	5,812
Salaries and social security payable	58	31
Defined benefit plans	1,090	912
Trade and other payables	40	24
Tax inflation adjustment	5	4
Other	87	32
Deferred tax assets	34,719	17,180
Property, plant and equipment	(16)	(17)
Intangible assets	(1,641)	(1,347)
Investments in companies	(1,572)	(1,124)
Inventories	(1,704)	(1,009)
Financial assets at fair value through profit and loss	(893)	(1,428)
Trade and other receivables	(2,437)	(3,154)
Taxes payables	(322)	(322)
Tax inflation adjustment	(61)	(104)
Deferred tax liabilities	(8,646)	(8,505)
Deferred tax assets, net	26,073	8,675

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	06.30.2022	12.31.2021
Current
Materials and spare parts	11,314	8,972
Advances to suppliers	413	798
In process and finished products	9,863	6,118
Total	21,590	15,888

11.5 Provisions

	06.30.2022	12.31.2021
Non-Current
Contingencies	13,350	10,859
Asset retirement obligation and decommisioning of wind turbines	2,580	2,007
Environmental remediation	1,828	1,485
Other provisions	-	93
Total Non-Current	17,758	14,444

Current
Contingencies	11	28
Asset retirement obligation and decommisioning of wind turbines	258	210
Environmental remediation	324	320
Other provisions	1	2
Total Current	594	560

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	06.30.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	262	126	31
Decreases	(34)	(5)	(65)
Exchange differences on translation	2,255	500	381
Reversal of unused amounts	(9)	-	-
At the end of the period	13,361	2,838	2,152

	06.30.2021
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	8,660	1,798	216
Increases	1,375	97	1,326
Decreases	(32)	-	(4)
Exchange differences on translation	1,161	254	78
Reversal of unused amounts	(1,197)	-	-
At the end of the period	9,967	2,149	1,616

The main events taking place in the six-month period ended June 30, 2022 regarding provision for legal proceedings and contingencies reported in the Consolidated Financial Statements as of December 31, 2021.

Regarding the international arbitration claims that the Company maintains with Petrobras Operación S.A. (“POSA”) and Petrobras International Braspetro B.V. (“PIB BV”) whose actions were suspended for a period of 45 days from February 7, 2022, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the parties decided to continue pursuing the proceeding.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	06.30.2022	12.31.2021
Non-current
Income tax	22,840	16,163
Minimum notional income tax	3,565	3,124
Total non-current	26,405	19,287

Current
Income tax, net of witholdings and advances	10,256	2,098
Total current	10,256	2,098

Income tax liability

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.,” where the CSJN ordered the application of the inflation adjustment mechanism.

As of June 30, 2022, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed for the periods ended until December 31, 2021 for the stated reasons. The provisioned amount, including compensatory interest, is disclosed under “Non-current income tax liabilities.”

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	06.30.2022	12.31.2021
Non-current
Term deposit	12,585	10,311
Documents to collect	-	510
Total non-current	12,585	10,821

Current
Documents to collect	1,276	537
Total current	1,276	537

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	06.30.2022	12.31.2021
Non-current
Shares	3,654	2,998
Total non-current	3,654	2,998

Current
Government securities	35,806	28,464
Corporate bonds	3,152	1,990
Shares	15,064	12,363
Investment funds	2,406	4,209
Total current	56,428	47,026

12.3	Trade and other receivables

	Note	06.30.2022	12.31.2021
Non-Current
Other		9	7
Trade receivables, net		9	7

Non-Current
Related parties	16	2,562	2,394
Tax credits		660	922
Prepaid expenses		39	55
Other		14	1
Other receivables, net		3,275	3,372
Total non-current		3,284	3,379

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	06.30.2022	12.31.2021
Current
Receivables from MAT sales		2,596	2,429
CAMMESA		17,528	9,180
Receivables from oil and gas sales		12,309	7,120
Receivables from petrochemistry sales		10,379	7,280
Related parties	16	1,031	786
Other		332	373
Impairment of financial assets		(1,045)	(963)
Trade receivables, net		43,130	26,205

Current
Related parties	16	1,415	830
Tax credits		354	503
Receivables for complementary activities		90	160
Prepaid expenses		2,177	1,066
Financial credit		-	1,044
Guarantee deposits		3,863	3,054
Insurance to be recovered		9	78
Expenses to be recovered		1,663	1,247
Receivables for the sale of subsidiary		2,567	4,213
Receivables for financial instruments sale		469	566
Argentine Natural Gas Production Promotion Plan		3,447	1,479
Other		518	459
Allowance for doubtful other receivables		(48)	(12)
Other receivables, net		16,524	14,687
Total current		59,654	40,892

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	06.30.2022	06.30.2021
At the beginning of the year	963	1,352
Impairment	115	92
Reversal of unused amounts	(50)	(333)
Exchange differences on translation	17	54
At the end of the period	1,045	1,165

The movements in the impairment of other receivables are as follows:

	06.30.2022	06.30.2021
At the beginning of the year	12	14
Impairment	39	11
Reversal of unused amounts	(3)	(2)
Exchange differences on translation	-	1
At the end of the period	48	24

12.4	Cash and cash equivalents

	06.30.2022	12.31.2021
Cash	20	16
Banks	4,536	2,618
Investment funds	8,616	8,649
Total	13,172	11,283

50

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	06.30.2022	12.31.2021
Non-Current
Financial borrowings	8,745	5,968
Corporate bonds	166,301	133,662
Total Non-Current	175,046	139,630

Current
Bank overdrafts	2,695	1,156
Financial borrowings	989	3,033
Corporate bonds	5,062	3,976
Total Current	8,746	8,165
Total	183,792	147,795

As of June 30, 2022, and December 31, 2021 the fair value of the Company’s CB amount approximately to $ 156,082 million and $ 126,645 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

As of the issuance of these financial statements, the Company is in compliance with the covenants provided for in their loan’s contracts.

The evolution of the consolidated loans over the six-month periods ended June 30, 2022 and 2021 is disclosed below.

	06.30.2022	06.30.2021
At the beginning of the year	147,795	135,805
Proceeds from borrowings	3,946	3,504
Payment of borrowings	(459)	(11,396)
Accrued interest	6,952	7,157
Payment of interests	(6,257)	(7,340)
Net foreign currency exchange difference	(878)	(1,635)
Borrowing costs capitalized in property, plant and equipment	123	-
Exchange differences on translation	32,570	17,931
At the end of the period	183,792	144,026

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Issuance of CB Class 8

On January 18, 2022, the Company issued Class 8 CB in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel.

The Company will allocate the issue’s proceeds to finance the expansion of PEPE III wind farm.

12.5.2 Issuance of Class 10, 11 and 12 CBs

On July 15, 2022, the Company issued Class 11 CBs for $ 12,690 million, accruing interest at a variable BADLAR rate plus an annual 0% spread and maturing on January 15, 2024. Class 10 and Class 12 CBs were declared unawarded.

12.5.3 Series T CBs Exchange Offer

On June 16, 2022, the Company launched an exchange offer for holders of Series T CBs maturing in 2023 originally issued by Petrobras Argentina S.A. (currently merged with the la Company) dated July 21, 2016 for a face value of US$500 million, under its Global Program authorized pursuant to CNV Resolution No. 17,162 dated August 15, 2013.

Once the exchange offer expired on July 29, 2022, the information and exchange agent informed the Company that US$ 193.8 million and US$ 213.3 million, representing 38.8% and 42.7% of the Series T Notes’ outstanding principal, had been validly tendered for exchange under Option A and Option B, respectively, totaling a US$ 407.1 million participation and representing approximately 81.4% of the outstanding Series T Notes’ capital amount.

Consequently, on August 8, 2022, after meeting the conditions established in the exchange offer documents, Pampa issued Class 9 CBs for a face value of US$ 292.8 million, accruing interest at an annual fixed 9.5% rate and maturing on December 8, 2026, payable in three consecutive annual installments starting in 2024, and paid US$ 122.1 million in cash. For each US$1,000 of Series T CBs’ capital amount validly tendered and accepted for exchange, eligible holders received, together with the payment of interest accrued on Series T CBs up to the settlement date: (i) Option A: approximately US$ 377.2 in Class 9 CBs and US$ 630.2 in cash; and (ii) Option B: US$ 1,030 in Class 9 CBs.

52

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.4 Financial loans

During the six-month period ended June 30, 2022, the Company took on new short-term financing with domestic financial entities, net of cancellations and early cancellations, for a total $ 1,539 million. After the period’s closing, the Company took out short-term bank loans with local financial entities, net of borrowings, for $ 7,125 million.

12.6	Trade and other payables

	Note	06.30.2022	12.31.2021
Non-Current
Compensation agreements		418	379
Finance lease liability		1,138	954
Investment plan readjustment liability		228	-
Other		110	7
Other payables		1,894	1,340
Total non-current		1,894	1,340

Current
Suppliers		21,003	15,807
Customer advances		428	396
Related parties	16	2,579	1,524
Trade payables		24,010	17,727

Compensation agreements		763	136
Advances for sale of companies		71	-
Finance lease liability		199	386
Investment plan readjustment liability		917	-
Other		308	312
Other payables		2,258	834
Total current		26,268	18,561

Due to the short-term nature of trade and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current liabilities, fair values are not significantly different from their book values either.

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2022 and December 31, 2021:

As of June 30, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	35,806	-	-	35,806
Corporate bonds	3,152	-	-	3,152
Investment funds	2,406	-	-	2,406
Shares	15,064	-	3,654	18,718
Cash and cash equivalents
Investment funds	8,616	-	-	8,616
Derivative financial instruments	-	172	-	172
Other receivables	3,854	-	-	3,854
Assets classified as held for sale (1)	-	1,544	-	1,544
Total assets	68,898	1,716	3,654	74,268

(1) See Note 5.1.2

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	28,464	-	-	28,464
Corporate bonds	1,990	-	-	1,990
Investment funds	4,209	-	-	4,209
Shares	12,363	-	2,998	15,361
Cash and cash equivalents
Investment funds	8,649	-	-	8,649
Derivative financial instruments	-	16	-	16
Other receivables	3,047	-	-	3,047
Total assets	58,722	16	2,998	61,736

Liabilities
Derivative financial instruments	-	18	-	18
Total liabilities	-	18	-	18

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, direct and indirect, in TJSM and TMB, respectively.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of June 30, 2022, the capital stock amounts to $ 1,384 million, including $ 4 million of treasury shares.

Acquisition of the Company’s treasury shares

On March 10, 2022, the Board of Directors resolved to suspend Program 11, approved on December 1, 2021 for a maximum amount of US$ 30 million, an initial term of 120 calendar days, and a maximum price of US$ 19 per ADR and $ 167 per common share, as the Company’s share and ADR prices exceeded the set repurchase limit values. As of the issuance of these Consolidated Condensed Interim Financial Statements, this program has already expired.

On May 11, 2022, the Board of Directors resolved to approve Program 12 for a maximum amount of US$ 30 million, an initial term of 120 calendar days, and a maximum price of US$ 22 per ADR and $ 194 per common share.

During the six-month period ended June 30, 2022, the Company indirectly acquired 0.4 million ADRs for a value of US$ 8 million. Moreover, after June 30, 2022, the Company indirectly acquired 0.4 million ADRs for a value of US$ 8.3 million.

Capital stock reduction

On April 27, 2022, General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 2.8 million shares; this reduction is pending registration with the Public Registry.

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2022 and 2021, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2022	06.30.2021
Earning for continuing operations attributable to equity holders of the Company	18,469	13,499
Weighted average amount of outstanding shares	1,381	1,428
Basic and diluted earnings per share from continued operations	13.37	9.45

Loss for discontinued operations attributable to equity holders of the Company	-	(3,726)
Weighted average amount of outstanding shares	1,381	1,428
Basic and diluted loss per share from discontinued operations	-	(2.61)

Earning attributable to equity holders of the Company	18,469	9,773
Weighted average amount of outstanding shares	1,381	1,428
Basic and diluted earnings per share	13.37	6.84

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	06.30.2022	06.30.2021
Income tax	10.6	29	6,106
Accrued interest		7,128	5,880
Depreciations and amortizations	9, 10.1 and 10.2	11,910	8,324
Share of profit from joint ventures and associates	5.2.2	(6,861)	(3,101)
Results from property, plant and equipment sale and disposal	10.3 and 10.4	(23)	(38)
Result from other assets sale	10.4	(252)	-
Impairment of property, plant and equipment, intangible assets and inventories		4,384	172
Impairment of financial assets		519	196
Result from measurement at present value	10.5	767	(176)
Changes in the fair value of financial instruments		4,964	(1,111)
Exchange differences, net	10.5	(1,353)	(1,189)
Readjustment of investment plan	10.4	1,011	-
Recovery of tax charges, net	10.4	(12)	-
Provision for contingecies	10.4	121	176
Provision for environmental remediation	10.4	-	1,317
Accrual of defined benefit plans	9 and 10.2	880	560
Dividends received	10.4	-	(13)
Compensation agreements	10.1 and 10.2	547	206
Other		-	6
Adjustments to reconcile net profit to cash flows from operating activities		23,759	17,315

57

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities
	06.30.2022	06.30.2021
Increase in trade receivables and other receivables	(18,856)	(7,300)
Increase in inventories	(2,738)	(3,960)
Increase in trade payables and other payables	3,605	3,075
Decrease in salaries and social security payable	(470)	(552)
Decrease in defined benefit plans	(201)	(76)
Increase in tax liabilities	1,731	1,018
Decrease in provisions	(193)	(24)
Income tax paid	(327)	(810)
Proceeds (Payments) from derivative financial instruments, net	163	(341)
Changes in operating assets and liabilities	(17,286)	(8,970)

14.3	Significant non-cash transactions
	06.30.2022	06.30.2021

Acquisition of property, plant and equipment through an increase in trade payables	(6,176)	(1,839)
Borrowing costs capitalized in property, plant and equipment	(123)	-
Increase in interests in associates through a decrease in other receivables	-	(1,645)
Dividends pending collection	533	1,025
Receivables from sales of companies pending collection	-	3,829
Increase in right-of-use assets through an increase in other liabilities	-	(704)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the six-month period ended June 30, 2022 regarding contingent liabilities reported in the Consolidated Financial Statements as of December 31, 2021 are detailed below:

15.1 Labor Claim - Compensation Fund

Regarding one of the claims entertained on account of an alleged underfunding of the “Compensation Fund,” the Chamber declared the Federal Extraordinary Appeal filed by the Company inadmissible. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Higher Court of Justice of the Autonomous City of Buenos Aires.

58

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.2 Environmental claims

-	In the proceeding where Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged environmental affectation damages caused by living next to the Puerto General San Martin petrochemical plant (Rosario-Santa Fe), the Public Defender for the deceased plaintiff’s heirs was appointed, and he accepted this appointment.

-	In the proceeding where plaintiff Fundación SurfRider Argentina seeks the recomposition of the alleged environmental damage having a collective impact or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata, the parties agreed on a stay of the procedural time limits until August 2022 to evaluate the possibility of reaching an agreement.

The main changes for the six-month period ended June 30, 2022 regarding contingent assets reported in the Consolidated Financial Statements as of December 31, 2021 are detailed below:

15.3 Administrative claims

-	Regarding the Preliminary Administrative Claim against the National Ministry of Economy to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period, as of the date of issuance of these consolidated condensed interim financial statements, a judgment was rendered dismissing the amparo on the grounds of undue delay submitted by the Company seeking that the defendant should state its position in this respect. The Company has filed an appeal against this decision, which was dismissed by the Chamber hearing the case.

-	In the proceeding where Central Térmica Loma la Lata (currently Pampa) brought an administrative litigation complaint against the Federal Government on account of a contractual breach during the January-March 2016 period, the closing of the evidentiary stage was suspended on account of the proceeding’s link with the complaint subsequently field for the April 2016- October 2018 period.

59

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of June 30, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	21	-	-	-
Greenwind	46	-	-	-
OCP	-	-	618	-
Refinor	161	-	-	1
TGS	787	2,562	720	1,017
Transener	2	-	2	12
Other related parties
SACDE	14	-	6	1,549
Other	-	-	69	-
	1,031	2,562	1,415	2,579

As of December 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	33	-	-	-
Greenwind	38	-	-	-
OCP	-	-	200	-
Refinor	101	-	-	187
TGS	611	2,394	568	311
Transener	-	-	-	25
Other related parties
SACDE	3	-	5	1,001
Other	-	-	57	-
	786	2,394	830	1,524

60

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the six-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating (expenses) and income, net (4)
	2022	2021	2022	2021	2022		2021	2022		2021
Associates and joint ventures
CTB	104	74	-	-	-		-	-		-
Greenwind	40	29	-	-	-		-	-		-
Refinor	702	351	(903)	(134)	-		-	-		(14)
TGS	2,954	1,715	(2,889)	(1,542)	-		-	-		-
Transener	-	-	(21)	(13)	-		-	-		-

Other related parties
Fundación	-	-	-	-	-		-	(102)	-	(73)
SACDE	-	-	(5,257)	(1,025)	-		-	8		6
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(32)	-	(86)	-		-
	3,800	2,169	(9,070)	(2,714)	(32)		(86)	(94)		(81)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 3,910 million and $ 1,689 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for $ 5,176 million and $ 1,025 million, of which $ 1,931 million and $ 410 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the period six-month ended June 30, 2022 and 2021, respective.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

Operations for the six-month period	Financial income (1)		Dividends received
	2022	2021	2022	2021
Associates and joint ventures
OCP	-	55	854	1,025
TGS	124	119	-	-

Other related parties
Oldelval	-	-	-	13

	124	174	854	1,038

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 06.30.2022	Total 12.31.2021

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	100.5	125.23	12,585	10,821
Other receivables	US$	20.5	125.23	2,562	2,394
Total non-current assets				15,147	13,215

CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	356.3	125.23	44,614	36,170
Financial assets at amortized cost	US$	10.2	125.23	1,276	537
Derivative financial instruments	US$	1.2	125.23	151	15
Trade and other receivables	US$	198.1	125.23	24,814	23,540
Cash and cash equivalents	US$	98.3	125.23	12,316	10,701
	U$	3.7	3.14	12	8
Total current assets				83,183	70,971
Assets classified as held for sale	US$	12.3	125.23	1,544	-
Total assets				99,874	84,186

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	137.2	125.23	17,183	13,571
Borrowings	US$	1,373.0	125.23	171,939	139,630
Other payables	US$	14.3	125.23	1,791	1,339
Total non-current liabilities				190,913	154,540

CURRENT LIABILITIES
Provisions	US$	4.3	125.23	537	512
Tax payables	US$	0.01	125.23	1	1
Salaries and social security payable	US$	0.1	125.23	12	9
Derivative financial instruments	US$	-	-	-	1
Borrowings	US$	45.8	125.23	5,738	7,009
Trade and other payables	US$	127.5	125.23	15,967	10,746
	EUR	2.1	132.11	281	250
	SEK	-	-	-	60
Total current liabilities				22,536	18,588
Total liabilities				213,449	173,128
Net Position Liability				(113,575)	(88,942)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on June 30, 2022 according to the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swedish crowns (SEK) and Uruguayan pesos (U$).

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 18: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

This team will be presided over by the Secretary of Energy (or the person appointed by him) and coordinated by a person with proven experience in the field. It will also be made up of representatives of the SE, CAMMESA, the ENRE, and IEASA. Furthermore, the Dam Safety Regulatory Body and water management and environmental protection authorities are invited to appoint a representative in the team.

The concessions' status report must be submitted within two years for the HIDISA and HINISA concessions, expiring in 2024, whereas the term for issuing the report for HPPL, which concession expires in 2029, will be later determined.

Finally, IEASA is entrusted with the technical audit of the power generation equipment.

NOTE 19: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 20: SUBSEQUENT EVENTS

Reopening of Class 11 CBs

On August 8, 2022, the Company reopened Class 11 CBs for a total amount of $ 8,963.9 million at a 1.0305 issuance price; as the original Class 11 CBs, they accrue interest at a variable BADLAR rate plus an annual 0% spread, maturing on January 15, 2024.

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